


20170225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Home Depot, Inc.
Incoming letter dated January 13, 2017

Dear Ms. Ising:

This is in response to your letter dated January 13, 2017 concerning the shareholder proposal submitted to Home Depot by the National Center for Public Policy Research. We also have received a letter from the proponent dated February 8, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
National Center for Public Policy Research
jdanhof@nationalcenter.org

February 23, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 13, 2017

The proposal requests that the company prepare a report detailing the known and potential risks and costs to the company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the company may deploy to defend the company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(7), as relating to Home Depot's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

February 8, 2017

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Elizabeth Ising on behalf of The Home Depot, Inc. (the "Company") dated January 13, 2017, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2017 proxy materials for its 2017 annual shareholder meeting.

RESPONSE TO HOME DEPOT'S CLAIMS

The Proposal asks the Company to issue a report, at a reasonable cost and omitting proprietary information, detailing the risks and costs associated with certain pressure campaigns. Our Proposal focuses on the significant policy issue of religious freedom and freedom of conscience matters. This is an issue of widespread public debate. Some advocates involved in this debate frame these issues as being anti-LGBT. The Company contends that it should be permitted to exclude our Proposal from its 2017 proxy materials because it violates management's prerogative to direct its ordinary business operations under Rule 14a-8(i)(7). The Staff has already unambiguously decided this issue. In a decision on a nearly identical proposal just last year, the Staff determined that proposals such as ours are not excludable under Rule 14a-8(i)(7). Also, our Proposal focuses on a significant policy issue and is, therefore, not eligible for exclusion under Rule 14a-8(i)(7).

For the following reasons, the Company has fallen short of its burden of persuading the Staff that it may omit our Proposal.

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org

ANALYSIS

The Proposal May Not Be Excluded Under Rule 14a-8(i)(7) As It is Nearly Identical to a Previously-Allowed Proposal and Because It Focuses on the Significant Policy Issue of Freedom of Religion and Conscience, Which Some Falsely Frame as LGBT Discrimination

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

A. Our Proposal Focuses on the Same Exact Widespread Public Policy Debate as a Proposal that the Staff Allowed over a Substantially Similar Rule 14a-8(i)(7) Exclusion Request in 2016

Our Proposal is basically identical to the one in *Procter & Gamble Co.* (avail. August 16, 2016) in which the Staff denied exclusion under Rule 14a-8(i)(7). The proposal at issue in that no-action determination contest sought a report on the costs and risks associated with policy issues surrounding freedom of conscience and religious freedom initiatives. The resolved section of that proposal stated:

> Resolved: Shareholders request that the Company issue a public report to shareholders, employees, customers, and public policy leaders, omitting confidential information and at a reasonable expense, by April 1, 2017, detailing the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company's LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies.

Similarly, the resolved section of our Proposal states:

> Resolved: The proponent requests Home Depot prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts),

> freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

The proposals' respective requests are identical – they just view the specific issue through different policy lenses. The proponent in *Procter & Gamble* sought a report on how the company was dealing with the risks and costs associated with one side of a major public policy debate, namely, the supposed contention between religious freedom and LGBT rights. That proposal viewed certain policies as hostile to the LGBT community and asked for a report on how the company was dealing with those supposed hostilities. Our Proposal seeks a report focusing on many of those same policies, but simply views them through the lens of religious freedom and freedom of conscience.

The whole concept of widespread public debate – the measure by which the Staff determines whether a social policy issue is significant – necessarily requires there be at least two sides. The *Procter & Gamble* proposal represented one side of the debate over religious freedom and discrimination, our Proposal represents the other.[1]

The similarities of the two proposals extend beyond the resolved sections. In *Procter & Gamble*, the proposal's supporting statement, noted:

> *Shareholders recommend that the report evaluate risks and costs including, but not limited to, negative effects on employee hiring and retention*, challenges in securing safe housing for employees, risks to employees' LGBT children and risks to LGBT employees who need to use public facilities, and litigation risks to the Company from conflicting state and company anti-discrimination policies. Strategies evaluated should include public policy advocacy, human resources and educational strategies, and the potential to relocate operations or employees out of states with discriminatory policies (evaluating the costs to the Company and resulting economic losses to pro-discriminatory states). (Emphasis added).

The supporting statement of our Proposal notes that:

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[1] For more on the widespread public debate concerning these topics, see pages two through nine of the proponent's reply to the no-action request in *Procter & Gamble Co.* (avail. August 16, 2016). That reply is dated June 28, 2016.

> *The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention* caused by such pressure campaigns. (Emphasis added).

Each supporting statement contemplates the companies' respective workforce. While proposals that deal with a company's management of its workforce are often excluded under the ordinary business exemption (1998 Release), the Staff specifically denied such exclusion in *Procter & Gamble*.

To the degree that the two proposals contemplate the company's workforces, they do so in the exact same way. The Company argues that our Proposal is excludable since it "relates to the Company's management of its workforce." The same can be said of the proposal in *Procter & Gamble*. Indeed, it was. However, the Company would have the Staff believe that Procter & Gamble failed to make this argument. That isn't true. In its no-action letter, the Company spends nearly eight pages and thousands of words arguing about irrelevant Staff precedent before it even acknowledges the Staff's *Procter & Gamble* decision. And when it does so, the Company falsely claims that the Staff should ignore that decision since Procter & Gamble failed to argue that the proposal related to the company's employees.

Home Depot claims "in contrast to *Procter & Gamble*, this no-action request argues that management of the Company's workforce, including its relationship with its employees, are matters of ordinary business." However, in the portion of its no-action request titled, "The Proposal Focuses on Matters that Relate to Hiring and Workplace Practices," that's exactly what Procter & Gamble argued. Specifically, Procter & Gamble maintained that:

> [t]he Supporting Statement asks the Company to address the 'negative effects on hiring and retention' in its report. Given the large number of employees of the Company, the importance of workforce maintenance and development to the Company's sustainability, and the numerous other legal and governance considerations that must be considered when making hiring and retention decisions, it is impracticable for hiring and retention to be subject to direct shareholder oversight, as requested by the Proposal.
>
> The Proposal also involves workforce management practices such as 'the potential to relocate… employees out of states with discriminatory policies.' Similar to hiring and retention, decisions on where to place employees among the Company's operations and when to relocate them are a fundamental part of management's day-to-day work of running the Company.

> The proposal also implicates the provision of safe housing and restrooms to employees in states with discriminatory policies.

In light of this argument, which is very similar to the one Home Depot makes in its no-action request, the Company's attempt to distinguish the *Procter & Gamble* decision by impugning Procter & Gamble's no-action request falls flat. The company in *Procter & Gamble* did argue that management of its workforce was within its preview as a matter of ordinary business. The Staff simply rejected this argument because the proposal's subject matter superseded the company's argument.[2]

Home Depot further compounds its misreading of *Procter & Gamble* when it claims that the issue in that no-action determination contest was solely about how that company was responding to specific legal mandates and not "public relations campaigns that might be conducted by advocacy groups."[3] That claim is belied by Procter & Gamble itself which argued in its no-action request that "'proposed policies'... could potentially include bills in committee, laws or policies proposed in speeches by state legislators, *or even policies proposed by public interest groups*." (Emphasis added). Once again, the Company has materially misrepresented the arguments at issue in the *Procter & Gamble* no-action determination contest.

The Company spends almost all of its no-action request making similar arguments that the Staff rejected in *Procter & Gamble*. Realizing this, the Company quickly acknowledges the Staff's *Procter & Gamble* decision, only to alter the meaning of that proposal, Procter & Gamble's arguments and the Staff's decision. It is obvious that the Company needs to alter the clear reading of the Staff's *Procter & Gamble* decision. Our Proposal is nearly identical. It uses the same language to ask for a report about how the Company is responding to one side of a major public policy debate. The *Procter & Gamble* proposal asked for the same exact report about how that company was responding to the other side of the same debate. As such, we urge the Staff to affirm its *Procter & Gamble* decision and reject the Company's no-action request.

B. Human Rights and Discrimination Are Staff-Recognized Significant Policy Issues

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E ("SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter

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[2] See also, *General Electric* (avail. February 10, 2015), (allowing a proposal on the Holy Land Principles to proceed despite addressing the company's employment relationship since it focused on a significant policy issue).

[3] The Company's argument here is a distinction without a difference. Rules, laws, regulations can take many different forms and can be spurned by individuals, legislators, policy groups, governors, bureaucrats, or any number of different sources.

transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

As stated above, our Proposal focuses on one side of a widespread public policy debate over religious freedom and freedom of conscious initiatives. The proposal in *Procter & Gamble* asked for a report on the same issues, but simply framed them as an attack on LGBT individuals. If the Staff were to follow the Company's request and allow exclusion of our Proposal, that would place the Staff in the position of making a value judgment that one side of a public policy debate deserves merit and the other does not. That's not the Commission's role. The debate over religious freedom/freedom of conscience/LGBT rights is just as prevalent now as it was when the Staff decided *Procter & Gamble* in August of 2016. The Company makes no argument to refute this.

Again, for more information on the widespread public debate concerning these topics, see pages two through nine of the proponent's reply to the company's no-action request in *Procter & Gamble Co.* (avail. August 16, 2016). That reply is dated June 28, 2016.

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Home Depot's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-507-6398 or email me at JDanhof@nationalcenter.org.

Sincerely,



Justin Danhof, Esq.

cc: Elizabeth Ising, Gibson, Dunn & Crutcher LLP
Stacy Ingram, Home Depot

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 13, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Home Depot, Inc.*
Shareholder Proposal of National Center for Public Policy Research
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Home Depot, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from the National Center for Public Policy Research (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** The proponent requests Home Depot prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

A copy of the Proposal and related correspondence with the Proponent are attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

As discussed below, the Proposal may be omitted as it implicates the Company's ordinary business operations because: (A) it relates to the Company's management of its public relations; (B) it relates to the Company's management of its workforce; and (C) it does not focus upon a significant policy issue.

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the

"1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples of the tasks cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees." The mere fact that a proposal or supporting statement mentions or touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when the proposal implicates ordinary business matters. Although the Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered excludable," the Staff has indicated that proposals relating to both ordinary business matters and significant social policy issues may be excludable in their entirety in reliance on Rule 14a-8(i)(7) if they do not "transcend the day-to-day business matters" discussed in the proposals. 1998 Release.

Moreover, framing a shareholder proposal in the form of a request for a report, including requesting a report of certain risks, does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"). *See also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)."). A proposal's request for a review of certain risks also does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. The Staff indicated in Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E") that in evaluating shareholder proposals that request a risk assessment the Staff:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

A. *The Proposal is Excludable Because It Relates To The Manner In Which The Company Conducts Its Public Relations.*

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to the manner in which the Company interacts with the public and conducts its public relations. Specifically, the Proposal asks for a report detailing the known and potential risks and costs to the Company related to public pressure campaigns.

The Staff has concurred that decisions regarding a company's public relations are part of a company's ordinary business operations. For example, in *Johnson & Johnson* (avail. Jan. 12, 2004), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal asking that the company review its pricing and marketing policies and issue a report disclosing how the company intended "to respond to . . . public pressure to reduce prescription drug pricing." In its response, the Staff noted that it allowed exclusion because the proposal "relat[es] to [the company's] ordinary business operations (i.e., marketing and public relations)." *See also FedEx Corp.* (avail. July 14, 2009) (permitting exclusion of a proposal requesting a report "addressing issues related to American Indian peoples, including [the company's] efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and proportions" because the proposal related to the company's ordinary business operations); *The Walt Disney Co.* (avail. Nov. 30, 2007) (permitting the exclusion of a proposal requesting a report regarding what actions the company is taking "to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products" because the proposal related to the company's ordinary business operations); *Tootsie Roll Indus. Inc.* (avail. Jan. 31, 2002) (concurring with exclusion under Rule 14a-8(i)(7) asking the company to identify and disassociate from any offensive imagery to the American Indian community in product marketing and advertising because the proposal related to "the manner in which a company advertises its products"); *E.I. du Pont de Nemours and Co.* (avail. Feb. 23, 1993) (concurring with exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting the company take an active role against the environmental movement stating the matter relates to the company's "advertising and public relations policy"); *Apple Computer, Inc.* (avail. Oct. 20, 1989) (concurring with exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company create a committee to regulate public use of the company's logo, stating the matter appeared directed toward "operational decisions with respect to advertising, public relations and related matters").

Similar to *Johnson & Johnson* and the other precedents cited above, the Proposal requests a report that would include information about how the Company would respond to public pressure regarding certain pressure campaigns. Specifically, the Proposal requests that the Company prepare a report about risks and costs to the Company of various types of public relations campaigns. Much like *Johnson & Johnson*, the Proposal's focus on current specific public relations topics and the Company's response to these topics would result in inappropriate shareholder involvement with the Company's management of its public relations. By requesting that the Company disclose how it assesses the risks and costs of various public pressure campaigns (without regard to whether such campaigns are directed at the Company), the Proposal seeks to introduce shareholder oversight of a routine aspect of the Company's public relations and marketing activities. As discussed above, the Proposal's request for a report "detailing known and potential risks and costs" of a pressure campaign does not change this analysis. Per the Staff's guidance in SLB 14E, in evaluating a proposal that requests a risk assessment "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, [the Staff] will focus on the subject matter to which the risk pertains or that gives rise to the risk." One of the "subject matter[s] to which the risk pertains" in this case is the Company's public relations and, as the examples of *Johnson & Johnson* and other precedents cited above show, the manner in which a company conducts its public relations is a matter of ordinary business. Accordingly, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. *The Proposal Is Excludable Because It Relates To The Company's Management Of Its Workforce.*

The Commission and Staff have long held that a shareholder proposal may be excluded under Rule 14a-8(i)(7) if it, like the Proposal, relates to a company's management of its workforce, including its relationship with employees. The Commission recognized in the 1998 Release that "management of the workforce" is "fundamental to management's ability to run a company on a day-to-day basis." Consistent with the 1998 Release, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in *Bank of America Corp.* (avail. Feb. 14, 2012), the Staff concurred in the exclusion of a proposal requesting that a company policy be amended to include "protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job" because the proposal related to the company's policies concerning its employees. *See also Wal-Mart Stores, Inc.* (avail. Mar. 16, 2006) (concurring in the exclusion of a proposal requesting an amendment to a company policy barring intimidation of company employees exercising their right to freedom of association); *Merck & Co., Inc.* (avail. Jan. 23, 1997) (concurring in the exclusion of a proposal requesting the adoption of a policy "to encourage employees to express their ideas on all matters of concern affecting the company"); *W.R. Grace & Co.* (avail. Feb. 29, 1996) (concurring in the exclusion of a proposal requesting that the company implement a "high-performance" workplace based on policies of workplace democracy and worker participation).

The Staff also consistently has concurred in the exclusion of proposals that relate to management of the employee workforce. *See, e.g*., *Donaldson Company, Inc.* (avail. Sept. 13, 2006) (concurring in the exclusion of a proposal requesting the establishment of "appropriate ethical standards related to employee relations"); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal requesting an employee bill of rights); *McDonald's Corp.* (avail. Mar. 19, 1990) (concurring that a proposal regarding various company policies, including affirmative action and equal employment opportunity policies, could be excluded under the predecessor to Rule 14a-8(i)(7)).

Further, the Staff has specifically concurred that managing a company's relationship with its employees and policies relating to its employees are part of the ordinary business of the company and, thus, proposals related to such matters are excludable under Rule 14a-8(i)(7). For example, in *Deere & Co.* (avail. Nov. 14, 2014, *recon. denied* Jan. 5, 2015) the Staff concurred in exclusion of a proposal requesting that the company adopt an employee code of conduct that included an anti-discrimination policy "that protects employees' human right to engage in the political process, civic activities and public policy of his or her country without retaliation." In its response the Staff explained that the proposal related to the company's "policies concerning its employees" and thus implicated the company's ordinary business operations. Similarly, in *The Walt Disney Co.* (avail. Nov. 24, 2014, *recon. denied* Jan. 5, 2015), the Staff permitted exclusion of a proposal requesting that the company "consider the possibility of adopting anti-discrimination principles that protect employees' human right[s]" relating to engaging in political and civic expression. The company argued that the adoption of anti-discrimination principles involved "decisions with respect to, and modifications of the way the company manages its workforce and employee relations" that were "multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of the shareholders." In allowing exclusion, the Staff again affirmed that "policies concerning [the companies'] employees" relate to companies' ordinary business operations covered by Rule 14a-8(i)(7) and are thus excludable on that basis. *See also Bristol-Myers Squibb Co.* (avail. Jan. 7, 2015) (concurring in the exclusion of a proposal suggesting the adoption of employee anti-discrimination principles related to engaging in political and civic expression, stating that the proposal related to the company's "policies concerning [the company's] employees"); *Yum! Brands, Inc.* (avail. Jan. 7, 2015) (same).

Similarly, the Proposal directly addresses management of the Company's employees by requesting a report relating to how the Company plans to deal with public pressure campaigns that may affect its employees. Specifically, the Proposal requests that the Company prepare a report "detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by" public pressure campaigns. In seeking information regarding the strategies the Company "may deploy to defend" its employees, the Proposal is imposing upon the "decisions with respect to . . . the way the company manages its workforce and employee relations," just like the proposal in *The Walt Disney Co.* The strategies the Company may deploy with respect to addressing possible discrimination and harassment from the public directed to its employees involve workforce management considerations that are, like the proposal in *The Walt Disney Co.*, "multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of the shareholders." The Proposal is analogous to the proposals in *Bank of America* and *Wal-Mart Stores, Inc.* in that it focuses on the Company's employee relationships through its employee policies and practices. For example, the supporting statement recommends an evaluation of the risks and costs of "negative effects on employee hiring and retention caused by such pressure campaigns." Employee hiring and retention are significant elements that contribute to the Company's ordinary business of managing its workforce and the Company's relationship with its employees.

That the Proposal asks for a report on these ordinary business matters does not change the conclusion that the Proposal can be excluded pursuant to Rule 14a-8(i)(7). As previously discussed, the Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* 1983 Release. Nor, as discussed previously, does the Proposal's request for a report about risks to the Company change the analysis, because in its evaluation, "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, [the Staff has indicated it] will focus on the subject matter to which the risk pertains or that gives rise to the risk." SLB 14E. The "subject matter to which the risk pertains" here is the Company's management of its workforce, including hiring and retention issues, with respect to potential discrimination or harassment by third parties. The Proposal's request for a report implicating the Company's strategies in how to manage its relationship with its employees specifically related to these public pressure campaigns is thus analogous to the proposals in *Bank of America*, *Deere & Co.*, *Yum! Brands*, and the related lines of Staff precedent. The Proposal therefore is excludable under Rule 14a-8(i)(7) as relating to the management of the Company's workforce.

C. *The Proposal Is Excludable Because It Relates To The Company's Ordinary Business Operations And Does Not Focus On Significant Policy Issues.*

The Staff precedent set forth above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7) because it relates to the Company's management of its workforce and the manner in which it conducts its public relations. In line with the 1998 Release, the Staff consistently has concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also addresses a significant social policy issue, such as human rights or discrimination. For instance, in *Apache Corp.* (avail. Mar. 5, 2008), the Staff concurred that a company could exclude a proposal requesting that the company "implement equal employment opportunity policies based on principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity." Even though the proposal in *Apache Corp.* referenced discrimination issues based on sexual orientation and gender identity, the company argued that the proposal and the principles "did not transcend the core ordinary business matters" of the company. The principles mentioned included a request for efforts by the company "to prohibit discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity," "prohibit discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity," and "refrain from barring corporate charitable contributions to groups and organizations based on sexual orientation." The Staff concurred in its exclusion under Rule 14a-8(i)(7), stating "in particular that some of the principles [mentioned in the proposal] related to [the company's] ordinary business operations." *See also FedEx Corp.* (avail. July 14, 2009); *The Walt Disney Co.* (avail. Nov. 30, 2007).

Here, as discussed above, the Proposal relates to ordinary business matters: the manner in which the Company conducts its public relations and the Company's management of its workforce. The Proposal's references to human rights and possible discrimination and harassment by the public do not "transcend the day-to-day business matters" of the Company such that the Proposal would not be excludable pursuant to Rule 14a-8(i)(7). *See* 1998 Release. The Proposal mentions human rights generally at the beginning of the Proposal but does not go further than mentioning generally that human rights is a significant policy issue. The Proposal also discusses discrimination in its resolved clause and supporting statement but the Proposal's request itself is for an analysis and report on the Company's public relations and employee relations. That the Proposal seeks to invoke issues that, in different contexts, have been found to implicate significant policy issues is not sufficient to avoid exclusion under Rule 14a-8(i)(7) when presented in the context of a proposal that fails to "transcend the day-to-day business matters" that it addresses. The Proposal is similar to the proposal in *Apache Corp.*, where the principles mentioned in the proposal included discussion of discrimination but ultimately did not focus on the significant policy issues mentioned such as to "transcend the day-to-day business matters" of the company. Instead, the proposal in *Apache Corp.* focused on the ordinary business operations of the company, including its employee compensation, advertising and public relations policies and practices. Just as in *Apache Corp.*, the Proposal's request does not transcend the ordinary business considerations of the Company to focus on a significant policy issue on which it is appropriate for shareholders to vote.

The Company is aware of the Staff's decision to deny exclusion in *Procter & Gamble Co.* (avail. Aug. 16, 2016). In *Procter & Gamble*, the proposal requested a report with information about how the company would respond to certain governmental policies including relating to defending employees from discrimination and harassment as a result of those policies. We note that in its denial the Staff stated that it was "unable to conclude that [the company] ha[d] met its burden of establishing that it may exclude the proposal under [R]ule 14a-8(i)(7)." In contrast to *Procter & Gamble*, this no-action request argues that management of the Company's workforce, including its relationship with its employees, are matters of ordinary business. Additionally, the Proposal implicates, and this no-action request addresses, an additional ordinary business item which was not at issue in *Procter & Gamble*: the Company's management of its public relations. By contrast, *Procter & Gamble* related to how the company was responding to specific legal mandates, not to how it was responding to various types of public relations campaigns that might be conducted by advocacy groups. Because the Proposal's request is directly related to the Company's ordinary business operations and does not transcend those ordinary business operations, similar to the proposals discussed above, we believe that the Proposal may be excluded under Rule 14a-8(i)(7) despite touching upon the topics of human rights and discrimination.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Stacy S. Ingram, Associate General Counsel and Deputy Corporate Secretary at the Company, at (770) 384-2858.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Stacy S. Ingram, The Home Depot, Inc.
Justin Danhof, Esq., National Center for Public Policy Research

EXHIBIT A


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via FedEx

November 28, 2016

Teresa Wynn Roseborough
Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Building C-22
Atlanta, Georgia 30339

Dear Ms. Wynn Roseborough,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in The Home Depot, Inc., (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned The Home Depot, Inc., stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2017 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

Report on Certain Non-Discrimination Principles

Whereas, the Securities and Exchange Commission has consistently recognized that human rights and employment discrimination constitute significant policy issues.

Corporations that lack fundamental human rights protections and safeguards against employment discrimination may face serious risks to their reputations and shareholder value.

Whereas, corporations are subject pressure campaigns in regards to employment and hiring practices as well as human rights issues such as religious freedom.

For example, corporations have been pressured regarding gender and ethnic diversity in the workforce.

Furthermore, coordinated campaigns have also pressured corporations to oppose religious freedom laws, public accommodation laws and freedom of conscience efforts. Some organizations opposing religious freedom have also pressured corporations not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972.

Many of these pressure campaigns, some of which have used shareholder resolutions as pressure points, have highlighted the effects of corporate employee retention and hiring practices stemming from such alleged discrimination.

Resolved: The proponent requests Home Depot prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

Supporting Statement: The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention caused by such pressure campaigns.

The proponent also recommends that the Company consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity.

11/28/16, 3:24 PM

ORIGIN ID:TSGA (603) 557-3873
JUSTIN DANHOF
NCPPR
20 F STREET, NW
SUITE 700
WASHINGTON, DC 20001
UNITED STATES US

SHIP DATE: 28NOV16
ACTWGT: 0.20 LB
CAD: 105507477/INET3790

BILL SENDER

TO TERESA WYNN ROSEBOROUGH
HOME DEPOT
2455 PACES FERRY ROAD
BUILDING C-22
ATLANTA GA 30339
(770) 433-8211 REF:
INV:
PO: DEPT:

544J1/D42F/14E8



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WED - 30 NOV 4:30P
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30339
GA-US ATL




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Date Received: 11/30/2016 11:41 AM

ROSEBOROUGH, TERESA

C-Executive Floors - C22030

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From: Ingram, Stacy
Sent: Tuesday, December 06, 2016 5:28 PM
To: 'jdanhof@nationalcenter.org' <jdanhof@nationalcenter.org>
Cc: Burton, Lyndsey M <LYNDSEY_M_BURTON@homedepot.com>
Subject: Home Depot Shareholder Proposal

Mr. Danhof,

Please see the attached letter regarding the shareholder proposal submitted to The Home Depot by the National Center for Public Policy Research.

Thank you,

Stacy S. Ingram | Associate General Counsel and Deputy Corporate Secretary
The Home Depot | 2455 Paces Ferry Road, C20 | Atlanta, GA 30339
Phone: 770.384.2858 | Cell: 404.797.7180 | Fax: 770.384.5842 | stacy_ingram@homedepot.com



2455 Paces Ferry Road, N.W. • Atlanta, GA 30339-4024

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

December 6, 2016

Stacy Ingram
Associate General Counsel and Deputy Corporate Secretary

VIA OVERNIGHT MAIL AND EMAIL
Justin Danhof, Esq.
General Counsel
National Center for Public Policy Research
20 F Street NW, Suite 700
Washington, DC 20001

Dear Mr. Danhof:

I am writing on behalf of Home Depot, Inc. (the "Company"), which received on November 30, 2016, the shareholder proposal you submitted on behalf of the National Center for Public Policy Research (the "Proponent") entitled "Report on Certain Non-Discrimination Principles" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including November 28, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 28, 2016; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 28, 2016.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 28, 2016. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 28, 2016, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Home Depot, Inc., 2455 Paces Ferry Road, C20, Atlanta, GA 30339. Alternatively, you may transmit any response by email to me at stacy_ingram@homedepot.com.

If you have any questions with respect to the foregoing, please contact me at 770-384-2858. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Stacy S. Ingram
Associate General Counsel and
Deputy Corporate Secretary

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

From: jdanhof@nationalcenter.org [mailto:jdanhof@nationalcenter.org]
Sent: Tuesday, December 6, 2016 5:44 PM
To: STACY_INGRAM@homedepot.com
Subject: Re: Home Depot Shareholder Proposal

Thanks, Stacy. I will send the ownership materials soon.

From: <STACY_INGRAM@homedepot.com>
Date: Tuesday, December 6, 2016 at 5:28 PM
To: <jdanhof@nationalcenter.org>
Cc: <LYNDSEY_M_BURTON@homedepot.com>
Subject: Home Depot Shareholder Proposal

Mr. Danhof,

Please see the attached letter regarding the shareholder proposal submitted to The Home Depot by the National Center for Public Policy Research.

Thank you,

Stacy S. Ingram | Associate General Counsel and Deputy Corporate Secretary
The Home Depot | 2455 Paces Ferry Road, C20 | Atlanta, GA 30339
Phone: 770.384.2858 | Cell: 404.797.7180 | Fax: 770.384.5842 | stacy_ingram@homedepot.com

---

The information in this Internet Email is confidential and may be legally privileged. It is intended solely for the addressee. Access to this Email by anyone else is unauthorized. If you are not the intended recipient, any disclosure, copying, distribution or any action taken or omitted to be taken in reliance on it, is prohibited and may be unlawful. When addressed to our clients any opinions or advice contained in this Email are subject to the terms and conditions expressed in any applicable governing The Home Depot terms of business or client engagement letter. The Home Depot disclaims all responsibility and liability for the accuracy and content of this attachment and for any damages or losses arising from any inaccuracies, errors, viruses, e.g., worms, trojan horses, etc., or other items of a destructive nature, which may be contained in this attachment and shall not be liable for direct, indirect, consequential or special damages in connection with this e-mail message or its attachment.

From: jdanhof@nationalcenter.org [mailto:jdanhof@nationalcenter.org]
Sent: Wednesday, December 14, 2016 10:40 AM
To: STACY_INGRAM@homedepot.com
Subject: Re: Home Depot Shareholder Proposal

Hi Stacy.

I sent the ownership materials for our proposal via FedEx yesterday, but I figured it couldn't hurt to email you a copy as well. It is attached.

Best,
Justin

From: <STACY_INGRAM@homedepot.com>
Date: Tuesday, December 6, 2016 at 5:28 PM
To: <jdanhof@nationalcenter.org>
Cc: <LYNDSEY_M_BURTON@homedepot.com>
Subject: Home Depot Shareholder Proposal

Mr. Danhof,

Please see the attached letter regarding the shareholder proposal submitted to The Home Depot by the National Center for Public Policy Research.

Thank you,

Stacy S. Ingram | Associate General Counsel and Deputy Corporate Secretary
The Home Depot | 2455 Paces Ferry Road, C20 | Atlanta, GA 30339
Phone: 770.384.2858 | Cell: 404.797.7180 | Fax: 770.384.5842 | stacy_ingram@homedepot.com

---

The information in this Internet Email is confidential and may be legally privileged. It is intended solely for the addressee. Access to this Email by anyone else is unauthorized. If you are not the intended recipient, any disclosure, copying, distribution or any action taken or omitted to be taken in reliance on it, is prohibited and may be unlawful. When addressed to our clients any opinions or advice contained in this Email are subject to the terms and conditions expressed in any applicable governing The Home Depot terms of business or client engagement letter. The Home Depot disclaims all responsibility and liability for the accuracy and content of this attachment and for any damages or losses arising from any inaccuracies, errors, viruses, e.g., worms, trojan horses, etc., or other items of a destructive nature,


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via FedEx

December 13, 2016

Stacy Ingram
Associate General Counsel
The Home Depot, Inc.
2455 Paces Ferry Road
Building C-20
Atlanta, Georgia 30339

Dear Ms. Ingram,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research to The Home Depot, Inc. on November 28, 2016.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,



Justin Danhof, Esq.

Enclosure: Ownership Letter

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 855-594-1054
http://www.ubs.com/team/cfsgroup

CFS Group

Anthony Connor
Senior Vice President – Wealth Management
Portfolio Management Program

Bryon Fusini
Senior Vice President – Wealth Management
Financial Advisor

Richard Stein
Senior Wealth Strategy Associate

Dianne Scott
Sr. Registered Client Service Associate

www.ubs.com

Stacy Ingram
Associate General Counsel
The Home Depot, Inc.
2455 Paces Ferry Road
Building C-20
Atlanta, Georgia 30339

December 13, 2016

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Ms. Ingram,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on 11/28/2016, the National Center for Public Research held, and has held continuously for at least one year 23 shares of the The Home Depot, Inc. common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research